UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Schultze Special Purpose Acquisition Corp. II
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
808212104
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808212104	13G	Page 2 of 7 Pages

1.		NAMES OF REPORTING PERSONS Schultze Special Purpose Acquisition Sponsor II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 3,736,000
	6.	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,736,000
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,736,000
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)		☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5%
12.		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 808212104	13G	Page 3 of 7 Pages

1.		NAMES OF REPORTING PERSONS George J. Schultze
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER 3,736,000
	6.	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,736,000
	8.	SHARED DISPOSITIVE POWER - 0 -
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,736,000
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(See Instructions)		☐

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.5%
12.		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 808212104	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Schultze Special Purpose Acquisition Corp. II (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Westchester Avenue, Suite S-632, Rye Brook, NY 10573

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Schultze Special Purpose Acquisition Sponsor II, LLC (the “Sponsor”)

(ii)	George J. Schultze

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 800 Westchester Avenue, Suite S-632, Rye Brook, NY 10573.

Item 2(c).	Citizenship:

The Sponsor is a Delaware limited liability company, and Mr. Schultze is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

808212104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:__________________

Not Applicable.

CUSIP No. 808212104	13G	Page 5 of 7 Pages

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

The Sponsor holds 2,798,500 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), directly and 937,500 shares of Class B Common Stock indirectly through its subsidiary, SAMA Sponsor II Subsidiary, LLC (the “Sponsor Subsidiary”), as managing member of the Sponsor Subsidiary. All such shares of Class B Common Stock are held indirectly by Mr. Schultze who controls both Schultze Asset Management, LP, the manager of the Sponsor, and Schultze Master Fund, Ltd, the majority owner of the Sponsor. Mr. Schultze disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The Sponsor also disclaims beneficial ownership of the securities held by the Sponsor Subsidiary except to the extent of its pecuniary interest therein.

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1 (File No. 333-254018) and have no expiration date.

The securities described above represent in the aggregate approximately 18.5% of the outstanding shares of Class A Common Stock, calculated based upon 16,500,000 shares of Class A Common Stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, adjusted for the shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock held by the Sponsor and the Sponsor Subsidiary.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Certain members of the Sponsor Subsidiary have the right to receive dividends, or the proceeds from the sale of, the shares of Class B Common Stock (including the shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock) held by the Sponsor Subsidiary. No such interest individually relates to more than five percent of the outstanding shares of Class A Common Stock (calculated as set forth in Item 4).

CUSIP No. 808212104	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 808212104	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

SCHULTZE SPECIAL PURPOSE ACQUISITION SPONSOR II, LLC

By:	Schultze Asset Management, LP, its manager
By:	Schultze Asset Management GP, LLC, its general partner

By:	/s/ George J. Schultze
Name: George J. Schultze
Title: Managing Member

/s/ George J. Schultze
George J. Schultze